Exhibit (a)(17)

Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft Stuttgart

Convenience Translation - German version legally binding

Report on the Examination of the

Adequacy of the Cash Compensation

for the intended Transfer of the

Shares of the Minority Shareholders of

Schering Aktiengesellschaft
Berlin

to

Bayer Schering GmbH
Leverkusen

pursuant to § 327c para. 2 sentence 2
AktG

This document is a translation of the report “Bericht über die Prüfung der Angemessenheit der Barabfindung für die beabsichtigte Übertragung der Aktien der Minderheitsaktion’re der Schering Aktiengesellschaft, Berlin, auf die Bayer Schering GmbH, Leverkusen, gem’ß § 327c Abs. 2 S. 2 AktG“ which was written in German. The translation was performed by a professional translator. Ebner, Stolz & Partner does not assume any responsibility for the correctness of the translation. The German version is

List of Abbrevations

Abbreviation	Meaning
AktG	German Stock Corporations Act - Aktiengesetz
BaFin	Federal Agency for the Supervision of Financial Services - Bundesanstalt für Finanzdienstleistungsaufsicht
BDO	BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hamburg
BGH	Federal Supreme Civil Court - Bundesgerichtshof
BVerfG	Federal Constitutional Court - Bundesverfassungsgericht
CAPM	Capital Asset Pricing Model
Ebner Stolz	Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart
HFA	Main Committee of the German Institute of Accountants - Hauptfachausschuss des IDW
HGB	German Commercial Code - Handelsgesetzbuch
IDW	German Institute of Accountants - Institut der Wirtschaftsprüfer in Deutschland e.V., Düsseldorf
IFRS	International Financial Reporting Standards
KPMG	KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main
LG	District Court - Landgericht
OLG	Court of Appeals - Oberlandesgericht
Warth & Klein	Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf
WpÜG	German Act on Securites Acquistion and Takeovers - Wertpapiererwerbs- and Übemahmegesetz

A.  Mandate and Performance of the Work

At the request of the main shareholder

Bayer Schering GmbH, Leverkusen,

the extraordinary shareholders meeting of

Schering Aktiengesellschaft, Berlin
(hereinafter also "Schering AG"),

is intended to resolve on 17 January 2007 about the transfer of the shares of the minority shareholders to Bayer Schering GmbH as the main shareholder pursuant to § 327a para. 1 AktG in exchange for an adequate cash compensation.

The adequacy of the cash compensation to be granted to the minority shareholders must be examined by one or more court-appointed auditors in accordance with § 327c para. 2 AktG. These examiners are selected and appointed by the court upon the application of the main shareholder, in this case Bayer Schering GmbH.

The District Court in Berlin has selected us and appointed us as auditor pursuant to § 327c para. 2 AktG under by decision dated 28 September 2006.

For purposes of our examination, we applied the new version of the standard "Principles on the Performance of Corporate Appraisals " dated 18 October 2005 issued by the German Institute of Accountants (IDW S 1 new version).

The management of Bayer Schering GmbH availed itself of the support of KPMG when determining the adequate cash compensation. We reviewed the documents for the appraisal in the course of our examination.

All information and evidence requested by us was readily provided by the representative bodies of Schering AG and the persons named by them as sources of information. The completeness of the explanations and documentation was confirmed to us by the Management Board of Schering AG and the management of Bayer Schering GmbH, in each case in a written declaration.

We conducted our examination from 9 October 2006 through 5 December 2006, with interruptions, in the offices of Schering AG as well as in our offices in Stuttgart. In the course of this work, we continuously examined the interim results on the valuation and the preparation of the Transfer Report.

If there are material changes in the assets, financial position and earnings situation or other bases for the determination of the value of the shares in Schering AG during the period between the conclusion of our examination and the likely resolution of the shareholders meeting of Schering AG on the transfer on 17 January 2007, these changes would have to be still considered when assessing the cash compensation.

We expressly point out that our examination did not relate to the accounting, corporate group financial statements, annual financial statements, corporate group management reports, management reports or management of Schering AG. Such an examination is not the subject of the examination under § 327c para. 2 AktG.

Execution of the assignment and the extent of our responsibility and liability is governed by the "General Engagement Terms for Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften" dated 1 January, 2002 attached to this report. In addition to the statutory limitation of liability in Sec. 327c (2) and Sec. 293d (2) AktG and Sec. 323 HGB [“Handelsgesetzbuch”: German Commercial Code], the General Engagement Terms also govern our responsibilities to third parties.

Especially the following documents were available for our examination:

-  Draft of the Resolution on the Transfer dated 5 December 2006

-   Written report of the main shareholder dated 5 December 2006 (including previous drafts), in which the prerequisites for the transferor are presented and the adequate cash compensation is determined and justified

-  Expert Report of KPMG on the Adequacy of the Cash Compensation dated 3 December 2006 (including previous drafts), attached as
    Annex 1 to the Transfer Report

-  Update of the Expert Report of KPMG on the Determination of the Equity Value as of 13 September 2006 on 17 January 2007 issued by
    KPMG on 3 December 2006 (including previous drafts), attached as Annex 2 to the Transfer Report

-  Records and working papers on pre-contractual and post contractual synergies

-  Annual Reports of Schering AG for the fiscal years 2003 through 2005

-  Form 20-F of Schering AG for 2005 submitted to the Securities and Exchange Commission ("SEC")

-  Quarterly report Q III/2006 of Schering AG

-  Report of BDO on the audit of the corporate group financial statements of Schering AG under IFRS for the fiscal years 2005, 2004 and
    2003.

-  Reports of BDO on the audit to of the annual financial statements of Schering AG under HGB for the fiscal years 2005, 2004 and 2003.

-   Minutes of the meetings of the Supervisory Board of Schering AG dated 14 April 2005 up to and including 14 September 2006

-  Minutes of the meetings of the Management Board of Schering AG dated 6 January 2005 up to and including 6 November 2006; in addition, drafts of the minutes of the meetings of the Management Board dated 15 and 27 November 2006 were provided

-  Extrapolated calculations for the fiscal year 2006 (Outlook III), company planning for the fiscal years 2007 through 2009 of Schering AG under IFRS dated 21 November 2006

-  Documents on the strategic process at Schering for the year 2006 with an outlook until 2015 having the status in June 2006

-  Documents on the commercial evaluation process ("CEP") conducted at Schering together with Bayer in September and October 2006

-  KPMG forecast model for the period 2010 through 2015, based on the strategic process of Schering AG and the commercial evaluation process

-  Articles of Association of Schering AG (in the version dated 27 October 2006)

-  Excerpt from the commercial register for Schering AG dated 13 November 2006

-  Domination and profit and loss transfer agreement dated 31 July 2006

-  Proof of the direct holding of shares by Bayer Schering GmbH in Schering AG as the of 4 December 2006 as well as the proof of the treasury shares as of 4 December 2006

-  Various market studies and industry studies

-  Expert Report of KPMG dated 27 July 2006 on the determination of the equity value of Schering AG as of 13 September 2006

-  Report of Warth & Klein on the examination of the domination and profit and loss transfer agreement between Dritte BV GmbH, Leverkusen, and Schering AG pursuant to § 293b para. 1 AktG

-   Offer document of Dritte BV GmbH, Leverkusen, dated 12 April 2006

-  Publicly available information, capital market data in particular

B.  Subject, Pride and Scope of the Examination pursuant to § 327c AktG

I.  Resolution on the Transfer

Pursuant to § 327b para. 1 AktG, the main shareholder sets the cash compensation. This compensation must take into account the circumstances of the company at the time the resolution is adopted.

Bayer Schering GmbH has set the cash compensation for the shares of the minority shareholders at EUR 98.98 for each bearer share in Schering AG.

Under § 327a AktG, a prerequisite for the resolution of the shareholders meeting on the transfer of the shares of the minority shareholders to the main shareholder is that the main shareholder holds 95% (or more) of the shares in the common stock.

The common stock of Schering AG in the amount of EUR 194,000,000.00 is divided into 194,000,000 shares. At the time of our examination, the main shareholder, according to the certificates from the securities account, directly held 183,657,998 shares, and thus approximately 96.2 % of the share capital under § 327a para. 2 AktG. Treasury shares of Schering AG must be deducted from the total number of shares when determining the 95 % participation under §§ 327a para. 2, 16 para. 2 sentence 2 AktG.

	Number	approx.	%

Total shares	194,000,000
minus treasury shares	-3,124,300

Basis for calculation of shares	190,875,700
Number of shares Bayer Schering GmbH	183,657,998
Portion of share capital pursuant to § 327a para. 2 AktG		96.2%

Upon registration of the resolution on the transfer in the commercial register of Schering AG, all shares of the minority shareholders in Schering AG pass to Bayer Schering GmbH pursuant to § 327e para. 3 AktG without any other further act being required for the transfer.

As compensation for the exclusion, the excluded minority shareholders of Schering AG have a claim for adequate compensation under § 327a para. 1 AktG which can only be satisfied in cash. The adequacy of the cash compensation to be granted to the minority shareholders must be examined by one or more court-appointed auditors pursuant to § 327c para. 2 AktG.

II.  Report by the Main Shareholder

The main shareholder of Schering AG, Bayer Schering GmbH, must submit a written report to the shareholders meeting of Schering AG pursuant to § 327c para. 2 sentence 1 AktG in which the prerequisites for the transfer are presented and the adequacy of the cash compensation is explained and justified.

We have examined during the course of our work especially the methodological and calculatory explanations for the type and amount of the cash compensation contained in the Transfer Report, especially in the appraisals attached there as Annexes 1 and 2 and in the previous drafts of the report and the expert reports with regard to the adequacy of the cash compensation; aside from this, an examination of the other prerequisites, such as especially an examination of the completeness and correctness of the report of the main shareholder or in the assessment of the economic appropriateness of the transfer of the shares was not the subject of our mandate.

III.  Performance of the Examination and the Report

As the court-appointed auditor, we are reporting in writing pursuant to § 327c para. 2 in conjunction with § 293e AktG about the results of our examination performed in accordance with the professional principles.

The examination has its emphasis on the evaluation of the adequacy of the set cash compensation. The examiner must examine in this context whether the methods for determination of the cash compensation used by the main shareholder, in this case Bayer Schering GmbH, are reasonable. In particular, the issue must be examined whether the corporate valuation conducted to determine the cash compensation complies with the standards for the valuation of companies and whether the data on which this was based were properly derived and that the estimates concerning the future are plausible.

In the early course of the examination of the reasonableness there were introductory discussions on central issues for the valuation with representatives of Schering AG, the main shareholder and KPMG as the appraiser. During these discussions, the current circumstances of the Company, the shareholdings and the basic planning methodology were explained and organizational issues were discussed. During the further course of the examination, the company planning and the documents underlying the appraisal were presented to us and explained by the Management Board of Schering AG, the employees designated by the Management Board and by KPMG in discussions on the plausibility.

The questions resulting from the examination of the individual components of the equity value relating to the economic development in the past, the company planning and the valuations were comprehensively discussed between us and the persons designated to provide information in further discussions in Berlin. Furthermore, we examined the derivation of the relevant share price on the basis of the documents which were provided.

The conceptual issues arising due to the use of the determination of the present value of the fixed guaranteed dividend under § 304 AktG as the valuation method were discussed in additional discussions with the persons designated to provide information.

With regard to the results of our examination of the adequacy, we refer especially to Section D.

The report on the examination must be concluded with a declaration about whether the proposed cash compensation is adequate. Moreover, the report on the examination must state:

-  the methods according to which the cash compensation was determined

-  the reasons why the application of these methods is reasonable

-  if a number of methods are applied, what the cash compensation would have been for each respective method; at the same time, the report must illustrate which weighting has been given to the various methods when determining the proposed cash compensation and underlying values and indicate any particular difficulties arising in the valuation.

C.  Examination of the Reasonableness of the Methods of Valuation

I.  General

The Transfer Report contains in Section F explanations and justifications on the principles and methods which were applied in order to determine the adequate cash compensation. In this context, the main shareholder completely incorporated as its own the appraisals attached to the Transfer Report as Annexes 1 and 2 and, thus, made them part of the content of the Transfer Report.

The Transfer Report states that the cash compensation was determined by first capitalizing the guaranteed dividend payments agreed in the domination and profit and loss transfer agreement with Bayern Schering GmbH. In addition, the share price of the Schering stock and the offer of compensation under § 305 AktG which Bayer Schering GmbH has submitted to the outside shareholders were considered.

Referring to the appraisal attached as Annex 2, the Transfer Report states that as a precaution a corporate appraisal within the meaning of the IDW standard "Principles on the Performance of Corporate Appraisals" (IDW S 1 new version) was conducted. Furthermore, this corporate appraisal using the earnings method was supplemented with the effects on the value resulting from the anticipated effects of being incorporated into the corporate group as a result of the domination and profit and loss transfer agreement, which is hereinafter also referred to as the "additive equity value".

As set forth in detail in Section C II, we have concerns about the methodological determination of the cash compensation by capitalizing the guaranteed dividend payment.

According to the predominant case law and the practice of appraisals, the adequate cash compensation when excluding minority shareholders must be derived from an objective corporate value. The objective corporate value is a typified and objectively examinable value of the future success or from the point of view of the domestic shareholders fully subject to taxation based on the continued operation of the enterprise without changing its concepts. The value corresponds to the proportionate share in the objective overall value of the enterprise (see, IDW S 1 new version, note 13).

In our view, a capitalization of the guaranteed dividend to set the adequate cash compensation would not have been necessary. Instead, under our view the adequate cash compensation must be determined exclusively on the basis of the equity value and the share price. However, the different view on this legal issue does not have any effect on the result of our examination of the adequacy of the cash compensation in the present case.

II.  Valuation Principles

1.  Present Value of the Fixed Guaranteed Dividend Payments

As a result of the existing domination profit and loss transfer agreement, the outside shareholders of Schering AG currently receive a reasonable guaranteed dividend of EUR 3.62 net per share.

From the point of view of a minority shareholder, in light of this background the question could be posed about whether the determination of the cash compensation for a Schering share in the case of a squeeze-out can be based directly on the present value of the guaranteed dividend payments.

The appraiser has determined a value per share using the valuation method which it considers primarily relevant by discounting the value of the fixed guaranteed dividend after income tax assuming continued existence of the domination and profit and loss transfer Agreement; see Section 3.2 of the report attached as Annex 1 to the Transfer Report.

The question was raised in the decision by the OLG Düsseldorf dated 27 February 2004 - File no.: 19 W 3/00 about whether the continued existence of a corporate group agreement can be the basis. According to the court, the theory of the source [Wurzeltheorie] requires a prognosis about the continued existence of the corporate group agreement. The domination and profit and loss transfer agreement can be terminated under normal circumstances at the earliest after five calendar years. Since a perpetual term of the domination and profit and loss transfer agreement cannot generally be assumed, a prognosis must be made about when the corporate group agreement would probably come to an end without the implementation of the squeeze-out. The considerations supporting a perpetual term of the contract were set forth in detail in Section F I 1 of the Transfer Report in light of the background of the intended integration measures.

To the extent apparent, there is currently no case law of the highest courts about which conclusions must be drawn for the required assessment of the cash compensation in the course of the squeeze-out process when there is a domination and profit and loss transfer agreement.

The law requires in the case of cash compensation for a squeeze-out (§ 327b para. 1 sentence 1 AktG) that the cash compensation must take into account the circumstances of the Company at the time the resolution is passed by the shareholders meeting. The law also provides no indication of whether the entitlement of the outside shareholders under § 304 AktG to the guaranteed dividend must be included when assessing the compensation.

Whether guaranteed dividend payments can basically be taken into account could depend on the answer to the issue about what is the "correct" subject of the valuation. The wording of the statute speaks against the direct valuation of the shares. In the case of a merger, the OLG Stuttgart (8 March 2006 - File no.: 20 W 5/05) clarified that the subject of the valuation is not the share which is capable of being traded but the respective company.

It is also questionable whether the guaranteed dividend payments of a third party to the outside shareholders constitute "circumstances of the company" or whether they especially do not constitute the earnings of the company according to which the value of the company is to be determined (see, Hengeler, in: Festschrift Möhring, 1975, pp. 215 et seq.). The contrary opinion of Tebben, AG 2003, p. 606, still assumed that the entitlement to the guaranteed dividend was an accessorial right of the share which was similar to membership rights. The BGH rejected this view in the Jenoptik decision which held that the nature of the compensation payments was purely contractual [schuldrechtlich] (see, BGH dated 8 May 2006 - File no.: II ZR 27/05).

According to the decision of the Court of Appeals [Kammergericht] Berlin dated 2 September 1999 - File no.: 2 W 2341/97 on the relationship in value in the case of a merger, the earnings value method did not lead to an accurate result in the specific case as a result of the domination and profit and loss transfer agreement which had been concluded. Instead, the court held that the value of the shares of the outside shareholders resulted directly from the domination and profit and loss transfer agreement. The main emphasis of the decision, however, was not the absolute amount of the corporate value or the amount of the value of the share, but the reasonableness of the exchange ratio. A statement that the earnings value method is not of importance in the case of an existing domination and profit and loss transfer agreement cannot be discerned in the decision of the Court of Appeals in Berlin because in that case the specific regulation on the amount of the (variable) guaranteed dividend payment within the meaning of § 304 para. 2 sentence 2 AktG was made. Under that agreement, the outside shareholders did not receive an absolutely fixed amount under the domination and profit and lost transfer agreement, but the variable dividend which was based upon a percentage of the dividend of the controlling company. Thus, the value of the shares was generally dependent on the economic position of the dominating company. Therefore, according to the court, an earnings value of the dependent company within the meaning of an equity value was not relevant for determining the ratio for the merger as a result of the existing profit and loss transfer agreement.

The LG Frankfurt, expressly referring to the decision of the Court of Appeals in Berlin, came to the view in the case of a squeeze-out that the earnings value method would not lead to an accurate result due to a concluded domination and profit and loss transfer agreement. Just as is stated in the judgment of the Court of Appeals in Berlin, the court held in the case that there was no relationship between the earnings value of the enterprise and the earnings value of the participation in the target company (see, LG Frankfurt dated 27 January 2006 - File no.: 3 - 5 O 74/03, LG Frankfurt dated 2 May 2006 - File no.: 3 - 5 O 160/04).

It is questionable whether the differentiation between the different occasions for a valuation was adequately considered. While in the case of a merger, the minority shareholder up to that time remains invested, in the case of a squeeze-out, the minority shareholder necessarily is forced out of the company. The fundamental difference in the facts of the cases lies in the form of the grant of the guaranteed dividend. In the case of the Court of Appeals in Berlin, a variable guaranteed dividend based on a percentage of the dividend of the dominating company existed. Compared to this, the decision of the LG Frankfurt was based on a fixed guaranteed dividend which specifically had no relationship to the earnings position of the controlling enterprise.

Contrary to this, the OLG Munich (26 October 2006 - File no.: Wx 012/06) held that the value of the shares of the minority shareholders could not be equated to the present value of the fixed guaranteed dividend.

According to the court, if a fixed guaranteed dividend was used as the basis for determining the present value in perpetuity, this would be contradictory to the possibilities of exercising influence considered permissible by the case law and the legislature. The OLG Düsseldorf (27 February 2004 - File no.: 19 W 3/00) states that the shareholders remaining in an enterprise after a domination and profit and loss transfer agreement must accept the integration measures. The legislature was quite aware that the possibility to establish a group could involve risks for the value of the shares held by the minority shareholders. A person selecting the guaranteed dividend is the holder of a share, the value of which is determined by the courts and the results of the corporate group agreement. According to general experience in life, the amount of the (subsequent) compensation will be smaller than the compensation under a corporate group agreement because the controlling company will make use of the opportunity during the course of the domination and profit and loss transfer agreement to move the assets of the dominated company to the controlling company (see also, OLG Hamm dated 19 February 2003 - File no.: 8 U 139/02; OLG Düsseldorf dated 4 October 2006 - I - Filed no.: 26 W 7 /06 AktE). The BVerfG (25 July 2003 - File no.: 1 BvR 243/01) has held that the impact on the legal position of minority shareholders resulting from the implementation of corporate group agreements is already compensated for by the regulations on guaranteed dividends and compensation contained in the respective agreements.

If the negative development of the company during the domination and profit and loss transfer agreement does not have to be offset by capitalizing the guaranteed dividend, this also applies to the same degree for the opportunities for the development of the enterprise in which the shareholder choosing the guaranteed dividend participates or (see, OLG Düsseldorf dated 27 February 2004 - File no.: 19 W 3/00, complete text).

According to the court, an approach using the guaranty dividend payment which had been determined at one time as a perpetual annuity fails to observe the relationship of the appraisal to the key date because the circumstances existing upon conclusion of the domination and profit and loss transfer agreement would be conserved for perpetuity (see, OLG Hamm dated 19 February 2003 - File no.: 8 U 139/02; OLG Düsseldorf dated seven June 1990 - File no.: 19 - W - 13/86; LG Hanover dated 27 May 2003 - File no.: 26 AktE 3/89).

The OLG Düsseldorf (27 February 2004 - File no.: 19 W 3/00) also states that the legal position existing at the time of the appraisal as a result of the domination and profit and loss agreement cannot be ignored so that the company can be appraised on a stand-alone basis. A direct consideration of the guaranteed dividend payments resulting from the contract as the basis for the amount of the compensation, in any event, is not mentioned in the judgment.

Referring to the different regulations on compensation, the OLG Düsseldorf (4 October 2006 - File no.: I - 26 W 7 /06 AktE) held against taking the claim for compensation under § 305 AktG into account. Since the claim for compensation as well as the claim for the guaranteed dividend under the domination and profit and loss transfer agreement is not a membership right embodied in the share as a security, but rather a contractual claim on the basis of the domination and profit and loss transfer agreement against the controlling enterprise, the court held that it cannot be viewed as contributing to the of value and, thus, negating a claim for compensation under § 327a AktG.

Since the guaranteed dividend and the compensation constitute a balanced protective concept which under the concepts of the AktG provides two basically equivalent forms of compensation to the outside shareholders (see, Knoll, ZIP 2004, S. 2330), in our opinion the fixed guaranteed dividend cannot be included as a factor involved in the value of the claim for compensation under § 327a AktG (see, also, Popp, WPg 2006, pp. 436, 444 et seq.).

This is readily apparent on the basis of the following consideration. In the case of the profit and loss transfer agreement (with or without domination), the annual guaranteed dividend compensates for the detriment to the financial position of the outside shareholders if no profit capable of being distributed exists anymore as a result of the transfer of the profit. In the case of an isolated domination agreement, it is quite possible for balance sheet profit to arise at the controlled company which can lead to the distribution of the dividend by the company. The controlling enterprise is only required to make payments to the outside shareholders if and to the extent that the dividend distributed by the controlled enterprise is lower than the amount of the guaranteed dividend.

While the transfer of profit represents more a technical means for distributing the profit, the isolated domination agreement establishes the substantive basis for instructions which are also detrimental. The substantive need to protect the outside shareholders, therefore, is based primarily on the possibility to control. The compensation provided for this under § 304 para. 1 sentence 2 AktG represents only the lower limit for the annual guaranteed dividend without limiting the upper amount. Therefore, since the amount of the annual dividend can no longer be determined independent of the actual income or loss of the dominated company, specifically in this situation a calculation and prognosis for the future success is essential.

As a summary, we come to the conclusion that there is currently no predominant opinion in the case law and the writings on the subject with regard to the usage of the present value of the fixed guaranty dividend payments as a permissible method of valuation under stock corporations law. We agree with the OLG Munich that instead there are good reasons which speak against the suitability of this to determine an adequate cash compensation.

2.  Taking into account the Compensation under the Domination and Profit and Loss Transfer Agreement

As a result of the existing Domination and Profit and Loss Transfer Agreement, the outside shareholders of Schering AG were offered a compensation in the amount of EUR 89.36.

Concerns exist about taking into account the compensation claim under the domination and profit and loss transfer agreement for the purpose of determining the adequate cash compensation in this squeeze-out process to the extent that also in this case the principle of relationship to the valuation date is not observed. Furthermore, according to the view of the OLG Düsseldorf (4 October 2006 - File no.: I - 26 W 7 / 06 AktE) this would violate the systematic structure of the compensation regulations.

The compensation offered under the domination and profit and loss transfer agreement (EUR 89.36) was not relevant for the valuation. Thus, the statements by the main shareholder give no cause for objection in this regard.

3.  Share Price

Since the shares in Schering AG are admitted to official trading on the stock exchanges in Frankfurt, Berlin-Bremen, Düsseldorf, Hamburg and Munich and also to over-the-counter trading at the exchanges in Stuttgart and Hanover, the share prices (market capitalization) can be considered as a basis for determining the cash compensation. It should also be pointed out that admission to trading also exists in Zürich and New York. The Federal Constitutional Court emphasized the relevance of the share price as the lower limit for the assessment of compensation and variable guaranteed dividends in the case of concluding profit and loss transfer agreements in the decision dated 27 April 1999 (Filed no.: BvR 1613/94) and in the case of a merger, and the predominant view is that this also applies in the case of squeeze-outs.

However, the share price is not solely determinative. An exception to this exists if the shares of the affected company are only traded to a small degree on the exchange or do not reflect the fair market value of the shares as a result of special influences (OLG Düsseldorf dated 24 October 2006 - File no.: 26 E 7/06). Furthermore, the internal value of the relevant company can also lie above the share price. Accordingly, the value of the enterprise must also be determined on the basis of our corporate appraisal parallel to the determination of the share price.

According to the decision of the Federal Supreme Civil Court dated 12 March (File no.: II ZB 15/00), a reference price resulting from the average price over a period of three months must be used for determining the share price as a general rule, i.e. to the extent that certain influences do not oppose this. The calculation of the average is intended to eliminate potential manipulative influences and short term distortions.

The examination of the cash compensation was properly made on the basis of the share price.

4.  Earnings Value when the Domination and Profit and Loss Transfer Agreement exists

The predominant practice for appraisals as well as the predominant view in the case law clearly considers the earnings value for the determination of the adequate cash compensation in the case of an existing domination and profit and loss transfer agreement and all calculate this value (see, OLG Düsseldorf dated 27 February 2004 - File no.: 19 W 3/00).

The value of an enterprise is determined under exclusively financial goals by the present value of the net cash flows to the owners of the enterprise associated with the ownership of the enterprise. This value of future success results as a general rule from the freely available financial surpluses which can be earned by continuing the enterprise. In addition, there is the liquidation value of any assets which are not required for the business (neutral assets). In order to determine the present value of the surpluses, a discount rate is used which represents a return on investment from an adequate alternative investment to that in the enterprise to be appraised.

The present value of the future surpluses is, thus, the theoretically correct value of an enterprise. Under the IDW S 1 new version, note 7, the equity value is calculated as the value of the future success under the earnings value method or the discounted cash flow method. Since the same assumptions for valuation, especially with regard to the financing, leads to the same equity values under both methods (see, IDW S 1 your version, note 110), the expert report on the update of the equity value appropriately did not include an additional presentation of the equity value under the discounted cash flow method.

Pursuant to IDW S 1 new version, note 45, those financial surpluses available taking into account the documented business concept and legal restrictions on distributions must be used as the basis for determining objective equity values. When viewing the continuation phase (so-called perpetual annuity), it must be assumed as the typified general rule that the distribution behavior of the enterprise to be appraised is equivalent to the distribution behavior in an alternative investment. With regard to the reinvestment of the retained amounts, the capital value neutral, typified investment at the discount rate (prior to taking into account the taxes accruing at the level of the enterprise) must be assumed. The assumption of the capital value neutral investment under IDW S 1 new version can also be represented with the same value in the context of an appraisal by a fictitious, direct attribution of the retained earnings to the shareholders which they would then be able to realize in the final analysis through increases in the share price.

Since the determination of the equity value is made from the perspective of the owners of the business, the tax burden for the shareholders on the dividends from the enterprise must be considered. The application of a typified income tax rate of 35.0% avoids making the objective equity value dependant on the individual tax situation of each owner of the business. Since the half income procedure [Halbeinkünfteverfahren] must be taken into account for the valuation, a typified income tax rate in the amount of 17.5% of the distributed profits is applied when determining the financial surpluses, while retained earnings are not subject to any personal income tax (see, IDW S 1 new version, note 54).

A special problem is posed when estimating the future earnings by the uncertainty of future anticipations. In this context, the risks and opportunities must be evaluated in the same manner. The actually realized results in the past, adjusted for extraordinary circumstances, can be used as an initial orientation for this purpose.

The value of the future success is then determined by reducing the surpluses to present value using the discount rate. In this case, the tax effects at the level of the shareholders must also be considered. According to the professional standards for appraisals and in our view, the return on investment from a stock portfolio as an alternative investment must be used as the basis, and the average tax burden accruing on such returns must be determined.

Only the so-called assets necessary for the business are reflected in the earnings value determined in this manner. Factual situations which cannot be reflected in the context of the determination of the earnings value or can only be incompletely reflected there, must as a general rule be separately valued and added as special items (including debts) to the earnings value.

With regard to the determination of the special items, we refer to Section D VI.

Assets which are not required for the business, which can be separately sold without affecting the actual purpose of the enterprise (functional criterion for delineation) are considered at the liquidation value, deducting the cost of liquidation as well as the tax consequences at the level of the company. The extent to which taxes must be considered at the level of the owner depends on the intended use of the realized proceeds.

In the present case, the principles of the earnings value method were applied with specific modifications. The expert update of the equity value cannot be equated to an earnings value within the meaning of IDW S 1 new version without any other components to the value. The equity value determined by addition taking into account the post-contractual effects of incorporation into the Bayer group described in the Transfer Report is in our opinion, a suitable basis for determining the adequate cash compensation.

5.  Liquidation Value and Substance Value

Under the principles on the performance of corporate appraisals, the liquidation value must be determined as an alternative to the earnings value if the present value of the financial surpluses under the liquidation exceeds the earnings value assuming a continuation of the business. According to the case law, the liquidation is at most only relevant if the intention exists to actually liquidate the company and the earnings potential of the company is negative over the long term (BGH dated 18 September 2006, File no.: II ZR 225/04). Both circumstances do not exist in the present case. The company to be appraised is intended to be continued perpetually. The earnings forecast is not negative over the long term.

The liquidation value for Schering AG was correctly not addressed because it can already be assumed just on the basis of a superficial view that the equity value determined under the aspect of earnings value is far above the corresponding liquidation value. We have convinced ourselves that even in the case of an optimistic liquidation scenario, the liquidation value would be far below the overall corporate value.

The substance value has no relevance for the determination of the overall value of a business which is continued. Therefore, a determination of the substance value was not required.

6.  Comparison based Valuation

The appraisal practice has an addition to the calculations for the capital value also the so-called multiplier methods to estimate preliminary equity values, ranges of values or for plausibility purposes. This concept for valuation, just as the earnings value method, follows the principle of earnings based valuation, but the equity value is determined as a multiplier of earnings. The multiplier procedure involves a comparative evaluation of the business in such a manner that suitable multipliers are derived from capital market data of listed comparable enterprises or transactions and are then applied to the enterprise to be appraised.

Such multiplier valuations performed by the appraiser represent only simplified identifications of value, but they can offer aspects for a plausibility check in a specific case (see, IDW S 1 new version, note 153). These procedures do not adequately take into account either the long term company planning of Schering AG or special factors, such as the ongoing integration program. Therefore, this correctly only involves a control calculation for purposes of checking plausibility.

III.  Conclusion

With regard to the examination of the reasonableness of the valuation method to determine the fixed cash compensation, we consider the earnings value method used in the Transfer Report as a precautionary measure, which included special items and the value of post-contractual effects of incorporation into the Bayer group as well as the use of share prices, to be reasonable. Since the set cash compensation is above the share price and the proportionate equity value, there is no need to decide whether the capitalization of the guaranteed dividend favored by the main shareholder is a reasonable method in the context of a valuation under stock corporations law. This has no effects on the result of our examination of the adequacy of the cash compensation.

According to our determinations during the examination, other methods were not applicable.

As a result of the exclusive use of the capitalization of the guaranty dividend payments to determine the cash compensation, which is above the amount of the average share price as well as the equity value determined in an additive process, no report is made on any weighting of different methods under § 327c para. 2 sentence 4 in conjunction with § 293e para. 1 sentence 3 No. 3 AktG.

D.  Results of the Examination in Detail

The general principles for valuation discussed in Section C. establish parameters which must still be specified. The implementation of the general principles for valuation in the specific methodological approach when valuing Schering AG is discussed below.

I.  Subjects of the Valuation

Our examination relates to the cash compensation set by the main shareholder, Bayer Schering GmbH, to be paid to the departing minority shareholders of Schering AG.

In the Transfer Report, reference is made to the report attached as Annex 1, and the cash compensation is derived as a direct valuation of the share resulting from the cash flows between the Company and the minority shareholders. According to this approach, the subject of the valuation is the share of a minority shareholders in the corporation.

The reference to the "share" as the subject of the valuation corresponds to the case law on the share price as a standard for comparison to the earnings value. In the course of a determination of the earnings value under IDW S 1 new version which was also conducted, "the enterprise", in this case Schering AG including its subsidiaries and companies in which it holds participations, both domestically and in foreign countries, is the subject of the valuation.

II.  Effective Date for the Valuation

17 January 2007 has been picked as the effective date for the valuation. This is appropriate according to § 327b para. 1 AktG as this is the date on which the extraordinary shareholders meeting at Schering AG is intended to resolve all the transfer of the shares.

When delineating the relevant information for the evaluation concerning the organizational circumstances, the economic and legal structures of the subject of the valuation, the key economic data as well as the anticipations relating to the alternative investment, the level of information must be considered which could have been obtained as of the effective date of the valuation using reasonable care.

As a result of the period of time between the end of the valuation and examination work and the date of the shareholders meeting passing the resolution which results from the deadlines for invitation to the meeting and providing documents for review, the information relevant for the valuation cannot, of course, be currently finally determined. In accordance with the effective date principle, material changes in the assets, financial position and earnings situation or other bases for determining the equity value up to the effective date of the valuation must still be considered when determining the cash compensation.

III.  Present Value of the fixed Guaranteed Dividend

As a result of the existing domination and profit and loss transfer agreement, the outside shareholders of Schering AG will receive a guaranteed dividend of net EUR 3.62 per share commencing with the fiscal year 2007. As a result of this agreement taking effect upon registration in the commercial register on 27 October 2006, only the domination agreement component applies for the fiscal year 2006. Accordingly, a balance sheet profit can arise at Schering AG which will permit the distribution of a dividend. The right of the shareholders to decide about the use of the balance sheet profit remains unaffected. If the dividend for the fiscal year 2006 corresponds to the guaranteed amount in the corporate group agreement or if it is even above that amount, there will not be any payment by the controlling enterprise. Bayer Schering GmbH as the controlling enterprise is only required to make payments to the outside shareholders if and to the extent that the dividend distributed by the dominated company falls below the amount of the guaranteed dividend (§ 304 para. 1 sentence 2 AktG).

The dividend per share in the fiscal years 2001 through 2005 of approximately EUR 0.98 was far below the amount of the fixed guaranty dividend (EUR 3.62), and according to the planning of the Management Board of Schering AG for 2006, it will also clearly be below EUR 3.62.

In analogy to the determination of the objective equity value, the personal income tax situation of the shareholders must also be considered when determining the present value of the fixed guaranteed dividend. By reflecting the typified income tax rate of 35.0%, it is possible to avoid making the objective corporate value dependent on the individual tax situation of each owner of the business. Since the half income procedure is to be considered when valuing capital corporations, a typified income tax in the amount of 17.5% on the guaranteed dividend is applied when determining the financial surpluses.

The net cash flow to be capitalized for the shareholder is, thus:

		EUR

Net guaranteed dividend		3.6200
- typified tax burden	17.5%	-0.6335

= Net cash flow to be capitalized to the shareholder		2.9865

The net cash flow has been properly rounded up to EUR 2.99 by the appraiser.

In order to determine the present value of the guaranteed dividend payments, the future net cash flows at the shareholder must be discounted with an appropriate discount rate. At the present time, to alternative approaches for determining the discount rate are being discussed.

On the one hand, a risk adjusted interest rate which is derived as the average value between the risk-free interest rate (after income tax) and the discount rate (after income tax) can be used as a basis in the course of determining the earnings value. The justification for this approach is seen in part in the fact that the fixed or guaranteed dividend flowing to the outside shareholder is subject to a lower risk as a result of the lower level of the uncertainty compared to dividend payments. However, since the guaranteed dividend payment is also not as secure as the risk free investment in governmental debt, the average value can be used for discounting the guaranteed dividend payments.

According to the second opinion which is represented in the report on the determination of the adequate cash compensation, fixed interest securities can be assumed as an alternative investment. The typical justification for this is that with regard to the fixed amount of the payment, the insolvency risk and the dependency on the interest market for a security with a guaranteed dividend is no different than a fixed interest security. All of these aspects would speak against using a stock portfolio as an alternative investment. In order to determine the risk premium, reference is made to the remaining insolvency risk of the main shareholder as the debtor of the guaranteed dividend. In this context, the resurrection of the compensation under the domination and profit and loss transfer agreement in the case of the termination by the main shareholder is emphasized (see, § 5 para. 6 of the domination and profit and loss Transfer Agreement).

Taking into account the risk position of the minority shareholder, the appraiser comes to the conclusion that the discount rate must be derived taking into account the credit standing of Bayer. For this purpose, the current risk-free rate is increased by a risk premium in the amount of the difference in the annuity for a bond of Bayer AG compared to a bond issued by the federal government having an equivalent term. Since the interest payment for corporate bond is subject to income tax without any reduction at the recipient, the risk premium is also reduced by a typified income tax rate in the amount of 35%.

Risk-free rate		4.00%
Risk premium		0.60%

Discount rate before taxes		4.60%
- typified income tax	35.0%	-1.61%

Discount rate after taxes		2.99%

As a consequence of the overall resulting lower discount rate compared to the approach using the average, there is no reason to object to this approach.

Due to reasons of simplicity, it was assumed for purposes of the valuation that the regular shareholders meeting of Schering AG would occur in May of each year commencing with the fiscal year 2007. The present value of the guaranteed dividend payments was, therefore, calculated in a first step based on 24 May 2007, the payment date after the next regular shareholders meeting on 23 May 2007, and in a second step it was then reduced to present value as of the date of the extraordinary shareholders meeting, 17 January 2007.

		EUR

Net cash-flow to the shareholder		2.99
Discount rate after taxes	2.99%

Present value of the compensation payment		100.00
Discount factor	0.9898
Present value as of 17 January 2007		98.98

The determination of the present value as of the effective date of the guaranteed dividend payment made in arrears corresponds to accepted financial mathematical methodology, and there is no reason to object to it as far as the calculation is concerned.

Outside of the determination of the present value of the guaranty dividend payment, the dividend claim or the claim for a guaranty dividend for the fiscal year 2006 which is to be resolved by the regular shareholders meeting on 23 May 2007 remains. Since a registration of the squeeze-out in the commercial register is not anticipated prior to the regular shareholders meeting, it can be assumed that the dividend payment or payment of the guaranty dividend for 2006 will still be separately paid to all shareholders.

IV.  Share Price

In the following, the requirements of the case law with regard to the relevancy of the share price of Schering AG as a value for the determination of adequate cash compensation using various criteria is examined. In this context, we have used the information service provider Bloomberg L.P., New York/USA, as well as the BaFin as a source of data.

Beginning and Duration of the Reference Period

According to the decision of the BGH dated 12 March 2001 (File no.: II ZB 15/00), as a general rule when determining the share price, i.e. if no certain influences opposed this, a reference price must be used as a basis which results from the average price over a period of three months. The calculation of the average is intended to eliminate possible manipulative influences and short term distortions. The three month reference period is supposed to extend up to immediately before the effective date, namely the date of the shareholders meeting (in this case, 17 January 2007).

Since the report of the main shareholder on the designation of the cash compensation pursuant to § 327c para. 2 sentence 1 AktG must be made available for review in the offices of the company commencing with the calling of the shareholders meeting in which there will be a vote on the exclusion of the minority shareholders, the German Stock Corporations Act excludes in fact the possibility of taking into account the share prices up to immediately before the shareholders meeting when determining the cash compensation.

The selection of a reference period serves the purpose, among other items, of preventing possibilities for manipulation. As an example, the BVerfG (27 April 1999 - File no.: 1 BvR 1613/94) held that the development of the price since the announcement of the period for calling the shareholders meeting does not have to be taken into consideration because otherwise there would be a possibility of driving up the share price during this period at the expense of the majority shareholder.

The BGH has held in connection with delisting that adequate protection of the majority shareholders can only be achieved by submitted a mandatory offer for the purchase of their shares at the time of proposing the resolution (one the delisting). Since the minority shareholders have a right to full compensation, the purchase price, according to the court, must correspond to the constitutionally mandated value of the share taking into account the market value (see, decision of 25 November 2002 - File no.: II ZR 133/01).

According to the predominant view in legal writings (see, for example: Gude, Strukturänderungen und Unternehmensbewertung zum Börsenkurs, 2004, p. 387; Hüffer/Schmidt-Aßmann/Weber, Anteilseigentum, Unternehmenswert und Börsenkurs, 2005, p. 38), the reference period ends on the date of publication of takeover offers or measures involving the creation of a corporate group.

This view has also found expression in § 5 para. 1 the Offer Regulation to the WpÜG which provides that the consideration offered in the case of a takeover offer must correspond to at least the average share price for the stock of the target company during the last three months prior to publication of the decision to issue an offer. The legislature, having knowledge of the BGH case law in the decision of 12 March 2001, made a clearly different decision about the end of the reference period in the Offer Regulation dated 27 December 2001 (see, Hasselbach in: Kölner Komm WpÜG, 2003, § 327b AktG, note 20).

The OLG Stuttgart (8 March 2006 - File no.: 20 W 5/05) gives consideration to relying, for example, on the regulation in the law of the capital markets and takeovers instead of the three month period prior to the shareholders meeting or that it would apply a reference period of three months prior to the announcement of the measure (issue left open in: OLG Celle, 11 January 2006 - File no.: 9 W 41/05; OLG Stuttgart, 26 October 2006 - File no.: 20 W 14/05).

Despite the criticism expressed in the legal writings, the decisions of the courts predominantly correspond to the decision of the BGH in 2001 (see, LG Frankfurt, 4 June 2006 - File no.: 3-5 O 52/05; OLG Düsseldorf, 8 July 2003 - File no.: 19 W 6/00; OLG Hamburg, 7 August 2002 - File no.: 11 W 14/94; OLG Karlsruhe, 5 May 2004 - File no.: 12 W 12/01). Concerns that the share price can be influenced by speculative measures relating to the compensation after the date of publication of the intended structural measure and will no longer reflect normal supply and demand mechanisms is supposed to be of lesser importance compared to the principle of having an effective date and the "free decision to divest".

Doubts, however, remain about whether the strict fixing of the reference period on the effective date of the measure leading to the establishment of a corporate group in the above case law adequately reflects the pattern of behavior of the market participants since the decision of the BVerfG in 1999.

Up to the end of the appraisal work on 3 December 2006, the main shareholder of Schering AG had not formally published the squeeze-out. Therefore, the appraiser appropriately used the end of the work on the valuation as the last possible date for the expiration of the three month reference period.

Calculation of the Average

It is questionable whether the different prices must be weighted according to the daily volumes or whether a simple average should be used (issue left open in: OLG Stuttgart dated 26 October 2006 - File no.: 20 W 14/05). According to the view of the OLG Düsseldorf (8 November 2004 - File no.: I 19 W 9/03), the unweighted average of the daily prices and not the volume weighted average, as a fictitious price, must be determined. Contrary to this, the OLG Frankfurt (9 January 2003 - File no.: 20 W 434/93, also: LG Frankfurt dated 4 June 2006 - File no.: 3.5 O 52/05) takes the position by referring to the Offer Regulation to the WpÜG that the volume weighted average share price within the meaning of § 5 para. 1 and 3 Offer Regulation must be used as the basis when determining the compensation.

BaFin Price

The main shareholder uses the volume weighted average domestic 3 months share price determined by the BaFin in the Transfer Report.

The last available BaFin price prior to the end of our examination work (date: 27 November 2006) is EUR 91.94.

The appraisal determines as a precaution the traded volume weighted average price within the meaning of the Offer Regulation to the WpÜG in the amount of EUR 92.06 as of the date of 1 December 2006 (last trading day prior to conclusion of the valuation work).

We consider the derivation of the relevant share price to be appropriate.

Since the fixed cash compensation is above the above mentioned share prices, the share price has no relevance for the value.

V.  Earnings Value

1.  Analysis of the Past Results

In order to estimate the existing earnings potential and to evaluate date plausibility of the company planning, the consolidated results in the fiscal years 2003, 2004 in 2005 were analyzed on the basis of the audited corporate group financial statements of Schering AG under IFRS, and the expenses and income were broken down, adjusted and explained to the extent that the causes for the success in the past were recognizable. The adjustments which were made are represented in detail in the report on the update of the equity value.

In our view, the necessary analyses of the past results were properly made.

2.  Company Planning

The determination of the future annual results required for the updated calculation of the earnings value was made in a multi-step process.

In addition to an extrapolation for the fiscal year 2006 (Outlook III), the company planning presented by Schering AG for the period 2007 through 2009 (detailed planning phase) as an aggregate of the planning in the business divisions was used as the starting point for the detailed planning. Commencing with the fiscal year 2010, profit considered to be long-term (phase II) was determined on the basis of the developments in phase I and taking into account long term product expectations.

The appraiser modeled the estimates of the Company in the forecast model. The development lines of the products up to the year 2015 are forecast in the forecast model. The results of the strategic process (BCM) of Schering AG provide the basis for the assumptions in the forecast model. In addition, the updated estimates in the commercial evaluation process (CEP) for certain products were considered. Both the current products as well as the products in the course of development for which the market introduction is intended or considered realizable as a result of the current estimates under the clinical studies are quantified in an estimate. Based on sales and earnings. This overall view of the pipeline approach is primarily for internal management purposes such as the allocation of research and development funds. This information base was developed for purposes of the corporate appraisal in the KPMG forecast model. With regard to the long term nature of pharmaceutical research and product development, we consider this approach to be appropriate.

The basis for determining the updated earnings value of Schering AG is the corporate group planning under IFRS. The company planning is based on current corporate and market based information and the resulting derived knowledge has been taken into account in the planning to the extent that this planning results from a de facto corporate group relationship with Bayer. In particular, pre-contractual synergy effects (synergy effects are capable of being realized prior to the domination and profit and loss transfer agreement taking effect) were directly taken into consideration for the company planning. The assumptions and premises made in this context are described in detail in the report on the updated equity value.

With regard to the delineation of the synergy effects to be taken into account, under note 44 of the IDW S 1 new version those synergy effects must be considered which could be achieved without the pending squeeze-out. Accordingly, the valuation must also consider post-contractual synergy effects. Therefore, the planned changes in the strategic and/or the operational planning as a consequence of the conclusion of the Domination and Profit and Loss Transfer Agreement (post-contractual synergies) have been presented in detail in the Transfer Report under Section F I 4 and were separately valued. We refer in this regard to the following Section VII.

In this context, significant changes in the holding structure are planned between the end of the appraisal and the examination work, on the one hand, and the valuation effective date of 17 January 2007, on the other hand. According to the discussion in Section B VII 2 of the Transfer Report, the sale of up to 100 foreign companies of Schering AG to the Bayer Group is intended in the short term. Corporate planning which takes into account the anticipated changes in the legal holding structure does not exist.

Assuming a sale of the foreign companies at fair market values (see, Section B VII 2 of the Transfer Report), in our view it must be assumed that even a significant change in the consolidated group and, thus, the subject of the appraisal "the company" will not result in a change of the overall value of Schering AG. The sales, contributions to earnings, etc. contained in the corporate group planning will be replaced by the sales proceeds in the sense of liquidity not required for business operations after completion of the sales of participations. These sales proceeds correspond to the greatest extent to the decrease in the earnings value.

The planned interest income was determined on the basis of the existing financing structure, the future anticipated need for capital and the assumptions on distributions using an integrated planning of the profit and loss calculation, the balance sheet and the cash flows. We have checked the calculation of the interest income and its content.

The income tax planning for the Company takes into account trade tax and corporate income tax as well as the solidarity surcharge accruing at the domestic corporate group companies on the basis of the planned income. The foreign taxes were calculated in accordance with the specific country tax rates. The resulting corporate group tax ratio was applied by the appraiser for the planning period.

The anticipated effects of the tax unity [Organschaft] with Bayer Schering GmbH for purposes of trade tax and corporate income tax commencing in the year 2007 were not taken into account. This approach is supported by consistently keeping the existing domination and profit and loss transfer agreement out of consideration, and this would also include the tax unity. This conclusion corresponds to the predominant approach in the practice of appraisals and does not lead to any cause for objection.

We have analyzed the presented planning and the information and proof provided in that context using appropriate examination techniques, and we have examined the plausibility. Our examinations have shown that the planning is understandable and is derived from the strategic goals, based on market expectations, and that the planning is plausible.

3.  Discount Rate

The earnings value is determined by discounting the future financial surpluses to the evaluation date. The discount rate represents the return on an alternative investment which is equivalent to the appraised enterprise in terms of the maturity, risk and taxation of the capitalized cash flows (IDW S 1 new version, note 124).

Especially returns on investment in the capital market for corporate participations (in the form of stock portfolios) can be used as a starting point for determining alternative investments. These returns on investment can generally be divided into a risk-free interest rate and a risk premium required by the shareholders as a result of the assumption of entrepreneurial risk.

a)  Risk-free Interest Rate

When determining the risk-free interest rate for the objective equity value, the normal country interest rate for a (quasi) risk-free capital markets investment must be used as the basis. In light of its virtually secure nature, bonds issued by the government in Germany generally satisfy the risk-free criterion.

The starting point for the determination of the risk-free interest rate when determining the objective equtity value is the yield curve for government bonds. The interest structure on the annuities market shows the connection between the interest rates and the terms of risk free zero bonds. The equivalently timed zero bond factors derived from the yield curve ensures compliance with consistency of term.

The published interest structure data of the German Federal Bank [Deutsche Bundesbank] which are determined on the basis of observed returns on investment for bonds with coupons, i.e. federal government bonds, federal government obligations and federal government treasury notes, are used as the based data. The necessary parameters with the time sequences "wt3201" through "wt3206" can be found under www.bundesbank.de.

Using a direct application of the yield curve, the financial surplus for each year must be discounted using the respective term and equivalent interest rate. For reasons of practicality, a uniform risk-free interest rate equivalent for the present value can be used.

A uniform risk-free interest rate rounded down to 4.0% resulted, taking into account the financial surpluses used as the basis for the valuation on the basis of the published current interest structure data of the German Federal Bank for the month of September through November 2006.

We consider the use of the long term risk-free interest rate of 4.0% to be reasonable. The risk-free interest rate was correctly converted to an after tax return on investment of 2.6% using a typified income tax rate of 35.0%.

b)  Risk Premium

When determining objective equity values, not the subjective risk capacity of individual owners of the enterprise, but the general behavior in the market must be used as the basis for determining the risk premium. In this context, it must be assumed that investors attribute a certain risk to the investment of money in enterprises (investor risk). The risk premium can be empirically determined using returns on investment for stocks with the aid of models for establishing capital market prices ("CAPM", "Tax-CAPM").

Since returns on investment for stocks and risk premiums are generally influenced by income taxes, there is the reality based explanation for the empirically observed returns on investment for stocks using the Tax-CAPM which expands the standard CAPM by explicitly taking into account the effects of personal income taxes. This reflects especially the different taxation of interest income, dividends and capital gains.

According to the Tax-CAPM, the discount rate consists of the risk-free interest rate as reduced by typified income tax and the risk premium after income tax determined with the Tax-CAPM. The complex value incorporated into the specific risk premium for the company is broken down into two empirically observable or discernible factors, the market risk premium and the beta factor.

Market Risk Premium

Studies of the capital markets have shown that investments in stock have in the past resulted in higher returns on investment than investments in risk free creditors securities and that the risk premium after personal income tax for a market portfolio, also depending on the period of time observed, lies within the range of 5% to 6% over the long term. This value falls within the range of the current recommendations by the IDW (see, IDW Publication, No. 1/2 2005, p. 71).

We consider the use of the market risk premium of 5.5% after income tax to be appropriate and reasonable.

Beta Factor

The average risk premium must be modified in light of the specific risk structure of the enterprise being evaluated. This company specific risk is expressed both under the standard CAPM as well as under the Tax-CAPM using the so-called beta factor.

The beta factor reflects the relative fluctuation in return on investment for a specific stock compared to the fluctuation in return on investment for the aggregate of all stocks or a market segment. In the case of listed companies, a historic beta factor can be determined directly on the basis of the capital markets data.

The beta factor for Schering AG for the period from 31 December 2002 through 31 December 2005 is set at an amount of 0.72 in the report on the update of the equity value. The share price was materially influenced after this period of time as a result of a takeover offer from Merck KGaA dated 13 March 2006 and the subsequent takeover offer from Dritte BV GmbH, Leverkusen. The currently available specific company beta factor of Schering AG no longer has statistical significance, is no longer of relevance as a result of the influence of the takeover offers and does not permit any conclusion with regard to the systematic risk for Schering AG. Therefore, the beta factor of Schering AG was determined by the appraiser for a period of time prior to the takeover offers.

In order to have an estimate of the development of the systemic risk also for the year 2006, we have also conducted a peer group analysis. In this context, it is common practice to refer to the average beta factors for a group of national and international competitors (peer group) in the pharmaceutical field when determining the operational business risk of the company to be appraised. The peer group analysis results in a beta factor which is above the value determined by the appraiser for Schering AG.

In order to take into account the changed capital and financing structure of Schering AG in the planning period, the beta factor of Schering AG bearing debt observed in the past was initially converted into a debt free beta factor (so-called "unleveraging"). The conversion was performed using the standard adjustment formulae. The debt free beta factor in the peer group determined in this manner which was used for the evaluation of Schering AG is approximately 0.7. Finally, this debt free value was reconverted to leveraged beta factors for specific periods (so-called "re-leveraging") on the basis of the future financing structures and the debt level shown in the company planning. The capital structure risk assumed by the third party financers was taken into account. This approach resulted in an increase in value.

According to our evaluation, the risk premium of 3.85%, calculated as the product of the market risk premium of 5.5 % and the debt-free beta factor of 0.70, as well as the adjustments to the period specific financing structure are reasonable.

c)  Growth Rate

It can be assumed that the return on investment in the capital markets contains an offset for inflation. Therefore, when comparing the return on investment in the capital markets and the return on investment from corporate profits, the different effects of the influence of inflation must be considered. The compensation for inflation in the returns on investment in the capital markets generally follows the development of the inflation rate over the mid-term.

This is not necessarily the case for corporate profits. The development of corporate profits depends on the market situation and the competition as well as the internal development of costs. Cost increases can be compensated for without losing profits by rationalization measures or can be passed on to the customer is if there is an appropriate market position; they can also result in losses of profit if the market does not enable them to be passed on and internal measures for cost reduction are not capable of being implemented or have already been exhausted. Therefore, it cannot be simply assumed that corporate profits will automatically grow with the inflation rate.

The report on the update of the equity value shows in a convincing manner why there is no inflation or growth rate in the detailed planning phase and why a growth rate of 1.75% points (after taxes) is considered necessary for Schering AG in the subsequent phase.

In light of the currently still higher growth potential in the pharmaceutical field compared to the overall market, which is completely contained already in the forecast model of the appraiser up to the year 2015, we consider the deduction for growth applied by the appraiser in the amount of 1.75% to be reasonable.

d)  Calculation of the Discount Rate

The calculation of the discount rate was carried out properly.

4.  Earnings Value Calculation

The earnings value is derived as follows on the basis of the company planning explained in the report on the update of the equity value.

In the extrapolation for the year 2006 as well is in the planning years, the "value of the distribution" results from a distribution ratio of 37% which is based on the distribution ratio in the past. The planned distribution under the perpetual annuity was reduced by the typified personal tax rate in the amount of 17.5%.

The distribution quota of 35.1% related to the corporate group profit was used for the perpetual annuity on the basis of the historical distribution ratio which also corresponds to a typical distribution ratio for the industry.

With regard to the surpluses commencing in the year 2006 which are not distributed, it was assumed when determining the updated earnings value that they would indirectly flow to the shareholders in another form (e.g. in the form of a share buyback). This portion of the surpluses is designated in the report as the contribution from retained earnings. Due to the lack of being burdened with income tax, this approach has the effect of increasing the value. In order to finance the growth in profits in the perpetual annuity, a retention in the amount of the growth rate of 1.75%, based on the equity capital at the end of the detailed planning period, was taken into account. We consider the retention of earnings for securing the equity capital ratio to be reasonable.

The phase method was properly applied in our view.

The calculation of the updated earnings value was accurately performed in accordance with recognized financial mathematical methodology.

VI.  Special Items

Free Liquidity

The report correctly finds that Schering AG has liquidity which is not necessary for the business operations in an amount of EUR 130 million as of 31 December 2006.

The allocation of the liquidity not required for the business was appropriate and understandable both in principle as well as in the calculation of the amount. In this regard, it must especially be taken into account that the corporate group profit for 2006 according to the extrapolation in the amount of EUR 584 million is not taken into account as free liquidity but has already been reflected in the context of the updated earnings value.

If a share buyback program is assumed, the value of the free liquidity is not reduced by typified income tax. This approach leads to an increase in the equity value and does not result in any basis for objection.

Participations

Schering AG has both companies in which it holds participations which are not operational or of subordinate importance and for which, therefore, no income from participations is taken into account in the company plannings as well as participations which are not necessary to the business.

We consider the determination of the value using the book values or the market value derived from the share price to be appropriate.

The value of the participations was not reduced by typified income taxes. We agree with this evaluation.

Real Property

The appraiser lists primarily real property in Berlin which is considered to be real property not required for the business operations and which must be valued outside of the calculation of the earnings value. These properties are not required for the operational business. We consider the assumed, deemed sale on the valuation date for net proceeds on the basis of the fair market value to be appropriate. The tax burden at the level of the corporation on the book profits was properly deducted from the value of the special item.

The value for the real property was not reduced by the typified income tax. We agree with this evaluation.

Stock Options

Schering AG has granted stock options to its employees for the acquisition of stock in Schering AG in the context of various stock option plans. The exercise of option rights leads to a reduction in the equity value per share which must be taken into account when appraising the corporate value to the extent that this value prior to the exercise of the option right is higher than the option price (dilution effect).

With regard to the preliminary equity value, the cash flow from the exercise of the option must be added and subsequently divided by the greater number of shares. The dilution effect is shown in the difference in value per share and must be multiplied with the number of the outstanding option rights. In this context, it must be considered that the number of the outstanding option rights continually decreases.

The dilution effect from the stock option plans was correctly taken into account in our view.

The contributions to the corporate value of Schering AG outside of the updating of the earnings value which were taken into account were correctly determined and presented both with regard to methodology as well as calculation.

VII.   Value of the post-contractual Effects

As a result of the integration of Schering AG into the Bayer group, at the present time synergies, restructuring costs and other events of incorporation into the Bayer group are expected. Since these effects involve especially post-contractual synergy effects, the appraiser, correctly under its understanding of the law, did not take these effects into consideration for the update of the equity value.

The post-contractual effects of incorporation into the Bayer group are explained and separately valued in Section F I 4 of the Transfer Report. In a first step, the total synergies for Bayer and Schering were broken down into pre-contractual and post contractual synergy effects. The post contractual synergy effects were subsequently allocated to Bayer and Schering. Only those synergies were taken into account for the equity value of Schering AG from among the post contractual synergies which would accrue in companies which would still remain in the Schering

Group after the planned transfers of numerous participations. In addition to the proportionate negative synergy effects, the value was also reduced by group charges in the corporate group. We have had the effects presented to us in various meetings and have been able to examine the allocation. The effects of incorporation into the group which reduce the value are, accordingly, a result of the control, and there is no basis to object to them either legally or economically.

The determination of the post-contractual effects of incorporation into the group and their effects on the value are appropriate.

VIII.  Additive Equity Value

The effects on value resulting from the post-contractual effect of incorporation into the group must be added to the updated equity value. This correctly, therefore, results overall for Schering AG as of the valuation date of 17 January 2007 in an equity value of approximately EUR 18,283 million based on the updated earnings value, the special items and the value of the post-contractual synergy effects, determined in an additive manner, and thus in a value per share of EUR 95.79.

EUR Mio

Updated equity value (EUR million)	17,600
Special Items (EUR million)	185
Effects of incorporation in the group (EUR million)	498
Total (EUR million)	18,283

Number of shares	190,875,700
Value per share (EUR)	95.79

IX.  Particular Difficulties in the Valuation

Based on our knowledge of the applicable parts of the Transfer Report by the main shareholder, the information provided to us in the discussions with the Management Board of Schering AG and the accounting firm retained by the main shareholder, which provided support for determining the value as well as on the basis of the company planning upon which the determined result was based and other documents, we have determined that the following particular difficulties within the meaning of § 327c para. 2 sentence 4 in conjunction with § 293e para. 1 sentence 3 No. 3 AktG arose when determining the equity value of Schering AG.

Schering AG currently finds itself in a comprehensive integration process with the Bayer Group. This results in particular difficulties when appraising an enterprise. In light of the delineation of the object to be appraised on the effective date, the planned and resolved structure of participations under corporate law does not correspond to the represented object of the appraisal because sales of participation have not yet been realized. Furthermore, the pre-contractual and post-contractual synergies and effects resulting from incorporation in the corporate planning of Schering AG have not yet been integrated into the planning systems. In light of this background, the valuation of the enterprise could only be carried out in the presented additive manner.

E.   Calculation of the Adequate Cash Compensation

The starting values for the determination of the proposed cash compensation are explained in detail in Section F of the Transfer Report.

A value per share in the amount of EUR 98.98 was correctly calculated on the basis of the present value of the guaranteed dividends. The average weighted three months share price prior to the end of the appraisal and examination work and the formal announcement of the process to exclude minority shareholders was EUR 92.06 and, thus, below the present value of the guaranteed dividends. The updated earnings value of the Company taking into account special items and the present value of the post-contractual synergy effects, i.e. the equity value determined in an additive manner, is EUR 95.79 and, thus, also below the present value of the guaranteed dividends.

On this basis, the main shareholder of Schering AG has set the cash compensation at an amount of

EUR 98.98 per share.

Carefully taking all aspects into account, the set cash compensation is, in the final analysis and in our opinion, adequate.

F.   Final Declaration on the Adequacy of the set Cash Compensation

As a result of the examination conducted by us, we declare in accordance with § 327c para. 2 AktG in conjunction with § 293e para. 1 AktG as follows:

"According to our determinations and for the reasons set forth above, the cash compensation which the departing shareholders of Schering Aktiengesellschaft, Berlin, are granted as a result of the transfer of the shares pursuant to §§ 327a et seq. AktG in the amount of EUR 98.98 per bearer share in Schering Aktiengesellschaft is adequate."

Stuttgart, 5 December 2006

Dr. Ebner, Dr. Stolz und Partner GmbH
Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

Dr. Wolfgang Russ	Dr. Matthias Popp
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor ]	[German Public Auditor ]

This document is a translation of the report “Bericht über die Prüfung der Angemessenheit der Barabfindung für die beabsichtigte Übertragung der Aktien der Minderheitsaktionäre der Schering Aktiengesellschaft, Berlin, auf die Bayer Schering GmbH, Leverkusen, gemäß § 327c Abs. 2 S. 2 AktG“ which was written in German. The translation was performed by a professional translator. Ebner, Stolz & Partner does not assume any responsibility for the correctness of the translation. The German version is authoritative for decision-making purposes.

[Translator's notes are in square brackets]
General Engagement Terms
for
Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften
[German Public Auditors and Public Audit Firms]
as of January 1, 2002
This is an English translation of the German text, which is the sole authoritative version

1. Scope
(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.
(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2. Scope and performance of the engagement
(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services - not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.
(2) The application of foreign law requires - except for financial attestation engagements - an express written agreement.
(3) The engagement does not extend - to the extent it is not directed thereto - to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.
(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform
(1) The client must ensure that the Wirtschaftsprüfer - even without his special request - is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.
(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence
The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information
If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property
The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations - expecially quantity and cost computations - prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement
(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms. The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given. (2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies
(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this. (2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement. (3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected - and also be applicable versus third parties - by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw - also versus third parties - such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9. Liability
(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"1 HGB
["Handelsgesetzbuch German Commercial Code] applies to statutory audits required by law.
(2) Liability for negligence; An individual case of damages
If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer[ the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind - except for damages resulting from injury to life, body or health - for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.
(3) Preclusive deadlines
A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim - at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

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10. Supplementary provisions for audit engagements
(1) A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.
(2) If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschaftsprüfeis request.
(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11. Supplementary provisions for assistance with tax matters
(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client - especially numerical disclosures - are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.
(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records - especially tax assessments - material to meeting the deadlines, so that the Wirtschafts-prüfer has an appropriate time period available to work therewith.
(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:
a) preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client
b) examination of tax assessments in relation to the taxes mentioned in (a) c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)
d) participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)
e) participation in Einspruchs- and Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).
In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.
(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.
(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:
a) the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax
b) participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and
c) the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.
(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12. Confidentiality towards third parties and data security
(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.
(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.
(3) The Wirtschaftsprüfer is entitled - within the purposes stipulated by the client - to process personal data entrusted to him or allow them to be processed by third parties.

13. Default of acceptance and lack of cooperation on the part of the client If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14. Remuneration
(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.
(2) Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15. Retention and return of supporting documentation and records
(1) The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement - that had been provided to him and that he has prepared himself - as well as the correspondence with respect to the engagement.
(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16. Applicable law
Only German law applies to the engagement, its conduct and any claims arising therefrom.

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